UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from               to

Commission file number 1-10888

TOTAL FINANCE USA, INC.

EMPLOYEE SAVINGS PLAN

1201 Louisiana Street Suite 1800

Houston, Texas 77002

TOTAL S.A.

2, place Jean Millier
La Défense 6

92400 Courbevoie

France

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of

TOTAL Finance USA, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of TOTAL Finance USA, Inc. Employee Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BRIGGS & VESELKA CO.
Briggs & Veselka Co.
Houston, Texas

June 28, 2016

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets:
Investments in TOTAL Finance USA, Inc. Master Trust, at fair value	$65,300,361	$66,609,408
Receivables:
Notes receivable from participants	574,848	570,338
Other receivables	195,367	—
Dividends	28,725	73,677
Total receivables	798,940	644,015
Net assets reflecting investments at fair value	66,099,301	67,253,423
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(39,019)	(79,789)
Net assets available for benefits	$66,060,282	$67,173,634

See accompanying notes to financial statements.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2015 and 2014

	2015	2014
Contributions:
Employee	$2,735,416	$2,611,012
Company	1,488,222	1,428,114
Rollover	385,786	83,788
Total contributions	4,609,424	4,122,914
Net investment income (loss) from Master Trust	(421,355)	2,699,495
Interest income on notes receivable from participants	23,391	26,214
Other income	20,000	20,000
Total additions	4,231,460	6,868,623

Benefits paid to participants	8,419,057	4,423,158
Administrative expenses	2,201	1,953
Net increase (decrease) in net assets	(4,189,798)	2,443,512
Plan assets transfer in	3,076,446	—
Net assets available for benefits beginning of year	67,173,634	64,730,122
Net assets available for benefits end of year	$66,060,282	$67,173,634

See accompanying notes to financial statements.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1)        Description of the Plan

The following description of the TOTAL Finance USA, Inc. Employee Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document as amended for a more complete description of the Plan’s provisions.

(a)       General

The Plan is a defined contribution plan in which all employees of TOTAL Finance USA, Inc. (the Company) and certain of its affiliates are eligible to participate.

Regular, full-time employees are eligible to participate in the Plan on their date of hire unless they are covered under a collective bargaining agreement which does not provide for participation in the Plan.  Temporary and part-time employees are eligible to participate in the Plan upon the completion of 1,000 hours of service in the first 12-month period of employment or any calendar year following their date of employment.

Effective November 30, 2015, the TOTAL Finance USA, Inc. Retirement Plan was merged into the Plan.  Participants’ account balances were transferred “in-kind” to the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code).  The Plan is administered by the Company and advised by a committee whose members are appointed by the Company’s board of directors (the Administrative Committee).  The Company’s board of directors has appointed an Investment Committee to oversee the investment funds in the Plan.  The assets of the Plan are held and invested by Fidelity Management Trust Company (Fidelity or Trustee) who also serves as the Plan’s trustee.

(b)       Contributions and Vesting

Employees electing to participate are allowed to contribute from 1% to 30% of eligible compensation, as defined in the Plan document, to the Plan on a pretax basis and from 1% to 6% on an after-tax basis, not to exceed 30% in pretax and after-tax combined.  The Plan implemented automatic enrollment during 2015 for new participants.  Eligible employees are automatically enrolled in the Plan to contribute 6% pre-tax contributions.  The participant may opt out of the automatic enrollment.  If they do not opt out, their 6% contributions will be withheld and invested in the age appropriate Lifecycle Fund unless or until they redirect their contributions.  The Company makes a matching contribution of up to 6% of the employee’s eligible compensation.  The Company’s contributions vest 20% for each year of service.

Employee and Company contributions, as described, are subject to various limitations imposed by the Code.  Under the terms of the Plan, employee pretax contributions are limited to amounts provided under Sections 402(g) of the Code ($18,000 in 2015 and $17,500 in 2014).

Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution, subject to certain limitations under the Code ($6,000 in 2015 and $5,500 in 2014 per participant).  The Company does not match employee catch-up contributions.

Eligible participants may also elect to rollover distributions from a former employer’s qualified retirement plan or from a conduit individual retirement account.

(c)       Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company matching contributions, and an allocation of Plan earnings or losses, net of administrative expenses.  Allocations are based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)      Payment of Benefits and Forfeitures

Distributions are made in a lump sum or installment payments as elected by the participant after termination of employment.  The Plan requires automatic distribution of participant accounts less than $5,000 upon termination without the participant’s consent.  In the event the distribution is greater than $1,000 but less than or equal to $5,000 and the participant has failed to make a distribution election, the Plan will pay the distribution to an individual retirement account for the benefit of the participant designated by the Administrative Committee.  Accounts less than $1,000 will be distributed directly to participants upon termination.

Distributions from the participant’s account invested in TOTAL S.A. American Depositary Shares (TOTAL S.A. ADS), are made in cash, unless the participant elects to receive the distribution in-kind with the value of fractional shares paid in cash.

A participant, while employed, is allowed to make withdrawals from his or her Company or employee contribution accounts (as allowed under Internal Revenue Service (IRS) regulations) subject to certain restrictions as described in the Plan.  Certain restrictions associated with withdrawals for contributions made to the Plan through December 31, 2007 may be waived in the event a participant demonstrates financial hardship.  Contributions made to the Plan after January 1, 2008 are not eligible for hardship and disability withdrawals.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance.  A participant’s nonvested percentage of the Company’s matching contribution shall become a forfeiture upon a participant’s termination of employment for reasons other than retirement, death, or permanent disability.  Forfeitures are used to reduce the Company’s matching contributions.  For the Plan years ended December 31, 2015 and 2014, the Company utilized forfeitures of $205,778 and $178,250, respectively, to partially offset matching contributions.  Forfeitures available to offset future Company contributions were $82,758 and $126,385 at December 31, 2015 and 2014, respectively.

(e)       Expenses of Administering the Plan

For the years ended December 31, 2015 and 2014, the Company paid all Plan expenses except for loan fees and certain other participant transaction fees.  In addition, certain investment related expenses reduced investment income or increased investment loss presented in the accompanying statements of changes in net assets available for benefits.

Prior to December 2015, the Company amended Schedule B, Fee Schedule of the Trust Agreement with the Trustee to provide for a Participant Revenue Credit in the amount of $5,000 per quarter.  The Participant Revenue Credits is presented in the accompanying statements of changes in net assets available for benefits as other income and will be allocated to eligible participants pro rata across current investments and sources on a quarterly basis.

(f)        Notes Receivable from Participants

Participants are allowed to obtain loans from the Plan secured by the pledge of the participant’s account balance.  Loans are to be greater than $1,000 and may not exceed the lesser of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or 50% of the participant’s vested account balance in the Plan.  New loans bear interest at prime rate plus one percentage point.  Interest rates on outstanding loans range from 4.25% to 7.38% at December 31, 2015 and 2014, respectively.  Home loans can be repaid at terms up to fifteen years; other loans have terms of five years.  Maturity dates on outstanding loans at December 31, 2015 range from March 2016 to June 2028.

(g)       Investment Options

Participants may allocate their contributions (in multiples of 1%) and those of the Company among multiple mutual funds, a money market fund, and a common/collective trust fund (the Fidelity Managed Income Portfolio).

Employees may change their contribution allocation between investment options for future contributions and transfer prior contributions and associated earnings between investment options subject to certain restrictions set forth in the Plan.

Effective August 15, 2014, there was a share class conversion of the Vanguard Growth Index Fund Signal Share Class (Converting Fund) into the Vanguard Growth Index Fund Admiral Share Class (Successor Fund).

Effective January 2, 2015, the TOTAL S.A. ADS Fund was no longer offered as an investment option to participants.  Participants had until December 31, 2015 to transfer their balances to any of the remaining funds in the Plan.  If the TOTAL S.A. shares were not transferred by this date, the remaining account balance was mapped to the age appropriate Lifecycle Fund.

Effective November 30, 2015, the Goldman Sachs Mid Cap Value Fund was added to the investment options available to participants.

(h)       Plan Termination

Upon termination of the Plan, each participant would immediately become fully vested in his or her employer match contributions, and the total amount in each participant’s account would be distributed to such participant.  The rights of affected participants to their accounts as of the date of termination shall be nonforfeitable.

(2)         Summary of Significant Accounting Policies

(a)       Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Investments held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits is prepared on a contract value basis.

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-07 which provides new guidance under Topic 820, Fair Value Measurements, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (NAV) per share as a practical expedient. The update also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share as a practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This update is effective for fiscal years beginning after December 15, 2015 and must be applied retrospectively with early adoption permitted.   The adoption of this guidance is not expected to have a material effect on the Plan’s financial statements.

In July 2015, a pronouncement was issued that provides guidance on certain aspects of the accounting for employee benefit plans. The new pronouncement is a three-part standard which (1) requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts, (2) simplifies and increases the effectiveness of plan investment disclosure requirements, and (3) provides employee benefit plans with a measurement-date practical expedient. The guidance is effective for fiscal years beginning after December 15, 2015, and must be applied prospectively.   The adoption of this guidance is not expected to have a material effect on the Plan’s financial statements.

(b)      Valuation of Investments

Investments are reported at fair value.  The TOTAL S.A. ADS and mutual funds are valued based upon quoted market prices.  The Plan’s investment in the Fidelity Managed Income Portfolio, which is fully benefit-responsive, is presented in the statements of net assets available for benefits at the fair value of units held by the Plan as of December 31, 2015 and 2014, with separate disclosure of the adjustment from fair value to contract value, which is equal to principal balance plus accrued interest.  The fair value of the Fidelity Managed Income

Portfolio is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes.  The fair value of the underlying wrapper contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities.

The statements of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the Fidelity Managed Income Portfolio based on the proportionate ownership of the Plan.

As of December 31, 2015 and 2014, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers.  Interest rates are reviewed on a monthly basis for resetting instead of being reviewed on a quarterly basis.  Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio.  Such events could include, but are not limited to, the following: substantive modification to the Fidelity Managed Income Portfolio or the administration of the Fidelity Managed Income Portfolio, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the Code.  Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice.  The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

The average yields earned by the Fidelity Managed Income Portfolio were approximately 1.93% and 1.67% for the years ended December 31, 2015 and 2014, respectively.  The average yields earned by the Fidelity Managed Income Portfolio based on the actual interest rates credited to participants were approximately 1.17% and 1.07% for the years ended December 31, 2015 and 2014, respectively.

Securities transactions are recorded on the trade date.  Interest is recorded as earned and dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of mutual funds includes realized gains (losses) on the sale of investments, and unrealized appreciation (depreciation) in fair value of investments.  Net appreciation (depreciation) in fair value of TOTAL S.A. ADS includes realized gains (losses) on the sale of TOTAL S.A. ADS and unrealized appreciation (depreciation) in fair value of TOTAL S.A. ADS.

(c)      Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expense and are expensed when they are incurred.    No allowance for credit losses has been recorded as of December 31, 2015 or 2014.

(d)       Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein.  Actual results could differ from those estimates.

(e)       Payment of Benefits

Payments to participants are recorded as the benefits are paid.

(f)        Subsequent Events

The Plan has evaluated subsequent events through June 28, 2016, the date the financial statements were issued.  Effective January 6, 2016, all remaining TOTAL S.A. ADS shares in the Plan were sold and the account balances were mapped to the participants age appropriate Lifecycle Fund.

(3)         TOTAL Finance USA, Inc. Master Trust

The Company has adopted a master trust agreement between the Company and Fidelity, known as the TOTAL Finance USA, Inc. Master Trust (TFUS Master Trust or the Trust).  The TFUS Master Trust was established for the investment of assets of the TOTAL Finance USA, Inc. Employee Savings Plan and the TOTAL Finance USA, Inc. Retirement Plan sponsored by the Company.  All of the assets of each Plan are available to pay benefits and expenses under such Plan and are not available to pay the benefits or expenses under any other Plan.  Each Plan is a “single plan” within the meaning of Department of Treasury Regulation section 1.414.1-1(b).  Although each Plan is a separate plan, the Trustee shall have a proportionate undivided interest in the fund in which it participates, except that each fund or asset identified by the Sponsor as allocable to the interest of a particular Plan in the Trust (Plan Account), and income, appreciation or depreciation and expenses attributable to a particular Plan Account or to an identified asset thereof, shall be allocated or charged solely to that Plan Account.  The Trustee shall separately account for the assets of each Plan.  The Trustee must maintain records to clearly reflect the interest of each Plan in any commingled investments in the Trust.  The Plans’ interest in the TFUS Master Trust are adjusted daily to reflect the earnings on investments plus the market value appreciation or depreciation of investments, net of administrative expenses.

The TFUS Master Trust consists of a number of investment funds in which the participants may choose to invest.  During 2015 and 2014, the following fund types were available for investment: Large Cap Equity funds, Mid Cap Equity funds, Small Cap Equity fund, International Equity funds, Balanced Fund, Fixed Income funds, Money Market Fund, and Target Date Asset Allocation funds.  Effective January 2, 2015, TOTAL S.A. ADS were no longer offered as an investment option to Plan participants.

Effective with the transfer of assets on November 30, 2015 from the TOTAL Finance USA, Inc. Retirement Plan into the TOTAL Finance USA, Inc. Employee Savings Plan, the TFUS Master Trust was dissolved.

The fair value of the net assets of the TFUS Master Trust as of December 31, 2015 and 2014 is as follows:

TOTAL Finance USA, Inc. Master Trust

Statements of Net Assets Available for Plan Benefits

	December 31
	2015	2014

Assets:
Investments, at fair value	$65,300,361	$70,069,629
Total investments	65,300,361	70,069,629
Receivables:
Notes receivable from participants	574,848	570,338
Other receivables	195,367	—
Dividends	28,725	73,677
Total receivables	798,940	644,015
Net assets reflecting investments at fair value	66,099,301	70,713,644

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(39,019)	(80,470)
Net assets available for benefits	$66,060,282	$70,633,174

Investment gain, net of expenses, of the TFUS Master Trust is as follows:

TOTAL Finance USA, Inc. Master Trust

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31
	2015	2014
Additions to net assets available for plan benefits:
Transfers in	$4,629,425	$4,142,913
Interest income on notes receivable from participants	23,391	26,214

Investment income (loss):
Dividends	2,424,072	2,740,226
Interest	85,002	57,362
Net appreciation (depreciation) in fair value of mutual funds	(2,460,537)	1,274,843
Net depreciation in fair value of TOTAL S.A. ADS	(428,607)	(1,189,827)
Total investment income (loss)	(380,070)	2,882,604
Total additions	4,272,746	7,051,731
Deductions from net assets available for plan benefits:
Transfers out	8,845,638	4,875,701
Net increase (decrease) in net assets	(4,572,892)	2,176,030
Net assets available for benefits beginning of year	70,633,174	68,457,144
Net assets available for benefits end of year	$66,060,282	$70,633,174

Investment gain, net of expenses, relating to the TFUS Master Trust is recorded in such a way that the proportionate interest in the Trust of each Plan and the fair market value of that interest may be determined at any time.

The following is a description of the TFUS Master Trust’s valuation methodologies that were applied to all of the assets carried at fair value:

Money market fund, Mutual funds, and TOTAL S.A. ADS — These investments consist of various publicly traded money market funds, mutual funds and common stock.  The fair values are based on quoted market prices.

Common/collective trust fund — The fair value is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes.  The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.  The fair value of the Plan’s holdings in this fund is based on the Plan’s proportionate ownership of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value.  Furthermore, while management believes that the TFUS Master Trust’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

U.S. GAAP for fair value measurements establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels.  The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).  Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly.  The Plan must use Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.  There were no transfers between Levels 1, 2, or 3 during 2015 or 2014.  Additionally, there were no Level 3 investments in 2015 or 2014.

The following table sets forth by level, within the fair value hierarchy, the TFUS Master Trust’s plans assets at fair value as of December 31, 2015:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value measurement
Common/collective trust fund	$—	$5,752,659	$—	$5,752,659

Money market and mutual funds:
Domestic large cap equity funds	23,458,589	—	—	23,458,589
Domestic mid cap equity fund	5,198,491	—	—	5,198,491
Domestic small cap equity funds	1,213,681	—	—	1,213,681
International equity funds	5,463,020	—	—	5,463,020
Balanced fund	2,408,923	—	—	2,408,923
Fixed income funds	4,927,169	—	—	4,927,169
Money market fund	4,410,309	—	—	4,410,309
Target date asset allocation funds	10,519,087	—	—	10,519,087
Total money market and mutual funds	57,599,269	—	—	57,599,269
TOTAL S.A. ADS	1,948,433	—	—	1,948,433
Total investments, at fair value	$59,547,702	$5,752,659	$—	$65,300,361

The following table sets forth by level, within the fair value hierarchy, the TFUS Master Trust’s plans assets at fair value as of December 31, 2014:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value measurement
Common/collective trust fund	$—	$5,505,386	$—	$5,505,386

Money market and mutual funds:
Domestic large cap equity funds	22,579,259	—	—	22,579,259
Domestic mid cap equity fund	5,909,451	—	—	5,909,451
Domestic small cap equity funds	1,384,349	—	—	1,384,349
International equity funds	6,728,637	—	—	6,728,637
Balanced fund	2,364,723	—	—	2,364,723
Fixed income funds	4,824,835	—	—	4,824,835
Money market fund	4,374,917	—	—	4,374,917
Target date asset allocation funds	10,446,342	—	—	10,446,342
Total money market and mutual funds	58,612,513	—	—	58,612,513
TOTAL S.A. ADS	5,951,730	—	—	5,951,730
Total investments, at fair value	$64,564,243	$5,505,386	$—	$70,069,629

(4)           Interest in the TOTAL Finance USA, Inc. Master Trust

At December 31, 2015 and 2014, the Plan’s percentage interest in the net assets of the TFUS Master Trust was approximately 100 and 95 percent, respectively.

The following represents the fair value of all investments held in the TFUS Master Trust and the Plan’s percentage interest in each investment class:

	December 31, 2015		December 31, 2014
	Fair Value	Plan’s ownership percentage	Fair Value	Plan’s ownership percentage
Common/collective trust	$5,752,659	100%	$5,505,386	99%
Money market fund	4,410,309	100%	4,374,917	91%
Mutual funds	53,188,960	100%	54,237,596	94%
TOTAL S.A. ADS	1,948,433	100%	5,951,730	100%
Total investments at fair value	$65,300,361	100%	$70,069,629	95%

(5)      Investments

The fair values of individual assets that represent 5% or more of the Plan’s net assets at December 31, 2015 and 2014 are separately identified as follows:

2015:
Vanguard Growth Index Fund Admiral Shares	$8,597,782
Fidelity Managed Income Portfolio ($5,713,640 contract value)	5,752,659
Fidelity Money Market Trust Retirement Money Market Portfolio	4,410,309
Spartan 500 Index Fund — Fidelity Advantage Class	11,716,919

2014:
Vanguard Growth Index Fund Admiral Shares	$7,952,252
Fidelity Managed Income Portfolio ($5,379,009 contract value)	5,458,797
Fidelity Money Market Trust Retirement Money Market Portfolio	3,979,759
Spartan 500 Index Fund — Fidelity Advantage Class	10,800,997
TOTAL S.A. ADS	5,951,729

During 2015 and 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(2,886,308) and $93,287, respectively, as follows:

	For the year ended
	December 2015	December 2014
Mutual funds	$(2,457,701)	$1,283,114
TOTAL S.A. ADS	(428,607)	(1,189,827)
Total	$(2,886,308)	$93,287

(6)      TOTAL S.A. American Depositary Shares

Each participant is entitled to exercise voting rights attributable to the TOTAL S.A. ADS allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not direct the Trustee as to the voting of the TOTAL S.A. ADS, the Trustee will vote the TOTAL S.A. ADS in the same proportion as the votes received by the Trustee.

(7)       Concentration of Investments

The Plan’s investment in TOTAL S.A. ADS represents approximately 3.2% and 8.9% of total investments as of December 31, 2015 and 2014, respectively.  TOTAL S.A. is an international integrated oil and gas and specialty chemical company which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

(8)       Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by Fidelity, the Trustee, a party-in-interest with respect to the Plan. In addition, the Plan holds TOTAL S.A. ADS which are shares and units of the parent company of the Plan sponsor. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the Code.

(9)       Tax Status

The Plan obtained its latest determination letter on April 12, 2012, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and continues to operate in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified, and the related trust is tax-exempt as of December 31, 2015.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosures in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(10)     Reconciliation to Form 5500

The following is a reconciliation of the Plan’s net assets available for benefits per the financial statements to Form 5500:

	December 31
	2015	2014
Net assets available per the statements of net assets available for benefits	$66,060,282	$67,173,634
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	39,019	79,789
Net assets available for benefits per the Form 5500	$66,099,301	$67,253,423

The following is a reconciliation of investment income per the financial statements to Form 5500:

	Year ended December 31
	2015	2014
Total investment income (loss) per the statements of changes in net assets available for benefits	$(421,355)	$2,699,495
Interest income on notes receivable from participants	23,391	26,214
Adjustment from fair value to contract value for fully benefit responsive investment contracts at December 31, 2014 and 2013	(79,789)	(83,073)
Adjustment from fair value to contract value for fully benefit responsive investment contracts at December 31, 2015 and 2014	39,019	79,789
Total investment income (loss) per the Form 5500	$(438,734)	$2,722,425

Fully benefit responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

(11)     Risks and Uncertainties

The Plan provides for investments in mutual funds, a common/collective trust fund, and TOTAL S.A. ADS. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan invests through its investment in the common/collective trust fund in securities which may include contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

TOTAL Finance USA, Inc. Employee Savings Plan

EIN:  23-3060301

Plan Number: 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b)	(c)	(d)	(e)
Party-in-Interest Identity of issue		Description of investment	Cost Current value

*	TFUS Master Trust Fund	Mutual funds, collective trust funds, Company stock	**	$65,300,361
*	Participant Loans	Interest rates ranging from 4.25% to 7.38% maturity dates ranging from March 2016 to June 2028		574,848
				$65,875,209

* Indicates a party-in-interest.

** Cost information is not required as these assets are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

Signature

The Plan.  Pursuant to the requirements for the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TOTAL Finance USA, Inc.
Employee Savings Plan

Dated: June 28, 2016	/s/ ISABELLE KIEFFER
Isabelle Kieffer, President and CFO